Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: DHT Holdings, Inc.
Commission File No. 001-32640
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a business combination transaction with DHT Holdings, Inc. ("DHT") proposed by Frontline Ltd. ("Frontline"), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the "SEC"). This material is not a substitute for the prospectus and/or proxy statement Frontline would file with the SEC regarding the proposed transaction if such a negotiated transaction with DHT is reached or for any other document which Frontline may file with the SEC or send to DHT or Frontline stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FRONTLINE AND DHT ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov.
Forward-Looking Statements
Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this communication are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include failure to consummate the proposed business transaction, fluctuations in the value of Frontline common shares issued in connection with the proposed acquisition, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by Frontline with the SEC.

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The following is an article published on www.tradewindsnews.com.

Frontline poised to meet with DHT on takeover offer
But chief executive Robert Macleod says the tanker giant does not intend to raise its offer for rival.
March 1st, 2017 21:47 GMT by Eric Martin and Joe Brady
Published in Finance
Frontline and DHT Holdings are aiming to meet to discuss a proposal to merge the two New York-listed companies into the world's largest publicly traded tanker owner.
Robert Hvide Macleod, chief executive at Frontline Management, told TradeWinds he intends to take up DHT's invitation to hold a meeting "at some point". He set no meeting has been setup at this time.
The comment comes a day after it emerged that DHT Holdings rejected the John Fredriken-backed tanker owner's second takeover bid, which the suitor has described as its "final offer". DHT Holdings described the offer, which was worth about $5.40 per share, as "wholly inadequate".
No offer hike
Today, Macleod ruled out a higher bid even if management of the two companies meet.
"We are not considering to raise our offer," he said.
Executives for DHT could not be immediately reached for comment after business hours at the tanker owner's Norway headquarters.
Some market sources speculate that DHT may have made the invitation to meet because shareholders questioned why the company would not sit down with its suitor, with long-term focused investors potentially seeing Frontline as a more proven platform.
On Tuesday, the takeover target's board of directors said Frontline's latest offer significantly undervalues the contribution that DHT would make to the combined company.
"We are obviously disappointed by the decision made by the board of directors of DHT, as we firmly believe that transaction would have been in the best interest of the shareholders of both companies," Macleod responded in an earnings call.
He added that as DHT's largest shareholder with a 16.4% stake, Frontline was concerned by the takeover target's "unwillingness to engage".
Frontline's second bid would give DHT shareholders 34.3% of the combined company, according to Seaport Global Securities.
More debutantes at the ball
If the two companies cannot come to an agreement, Evercore ISI analyst Jonathan Chappell said DHT is not the only tanker owner whose shares are trading at a discount to net asset value.
"Frontline is likely to look to other consolidation opportunities, whether it be through shares or ships, and we expect it to use its liquidity to move quickly before asset values appreciate," he told clients.